CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	September 29, 2024	December 31, 2023
Current assets:
Cash and cash equivalents	$78,480	$89,642
Trade accounts receivable (note 4)	612,857	412,498
Inventories (note 5)	1,096,717	1,089,441
Prepaid expenses, deposits and other current assets	91,431	95,955
Assets held for sale	26,578	—
Total current assets	1,906,063	1,687,536
Non-current assets:
Property, plant and equipment	1,170,804	1,174,515
Right-of-use assets	82,499	81,447
Intangible assets	254,994	261,419
Goodwill	271,677	271,677
Deferred income taxes	20,665	23,971
Other non-current assets	28,484	14,308
Total non-current assets	1,829,123	1,827,337
Total assets	$3,735,186	$3,514,873
Current liabilities:
Accounts payable and accrued liabilities	$479,779	$408,294
Income taxes payable	27,364	1,635
Current portion of lease obligations (note 8(d))	16,744	14,161
Current portion of long-term debt (note 6)	300,000	300,000
Total current liabilities	823,887	724,090
Non-current liabilities:
Long-term debt (note 6)	1,179,000	685,000
Lease obligations (note 8(d))	89,657	83,900
Deferred income taxes	29,718	18,118
Other non-current liabilities	47,303	46,308
Total non-current liabilities	1,345,678	833,326
Total liabilities	2,169,565	1,557,416
Equity:
Share capital	272,224	271,213
Contributed surplus	61,951	61,363
Retained earnings	1,230,518	1,611,231
Accumulated other comprehensive income (note 10)	928	13,650
Total equity attributable to shareholders of the Company	1,565,621	1,957,457
Total liabilities and equity	$3,735,186	$3,514,873
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2024 41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Net sales (note 14)	$891,106	$869,901	$2,449,070	$2,413,202
Cost of sales	613,499	630,664	1,698,378	1,769,706
Gross profit	277,607	239,237	750,692	643,496
Selling, general and administrative expenses (note 8(f))	83,605	82,213	312,473	242,122
Gain on sale and leaseback (note 8(e))	—	—	—	(25,010)
Net insurance gains (note 8(g))	—	—	—	(74,172)
Restructuring and acquisition-related costs (recovery) (note 7)	1,057	2,006	(1,038)	34,850
Operating income	192,945	155,018	439,257	465,706
Financial expenses, net (note 8(b))	30,217	20,748	77,215	58,431
Earnings before income taxes	162,728	134,270	362,042	407,275
Income tax expense (note 15)	31,254	6,903	93,495	27,003
Net earnings	131,474	127,367	268,547	380,272
Other comprehensive (loss) income, net of related income taxes (note 10):
Cash flow hedges	(4,393)	12,064	(12,722)	18,911
Comprehensive income	$127,081	$139,431	$255,825	$399,183
Earnings per share (note 11):
Basic	$0.82	$0.73	$1.62	$2.14
Diluted	$0.82	$0.73	$1.62	$2.14

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2024 42

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended September 29, 2024 and October 1, 2023
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457
Share-based compensation	—	—	51,502	—	—	51,502
Shares issued under employee share purchase plan	34	1,254	—	—	—	1,254
Shares issued pursuant to exercise of stock options	185	6,304	(947)	—	—	5,357
Shares issued or distributed pursuant to vesting of restricted share units and SARs	598	16,504	(34,074)	—	—	(17,570)
Shares repurchased for cancellation (including share buyback taxes)	(13,361)	(22,063)	—	—	(525,314)	(547,377)
Share repurchases for settlement of non-Treasury RSUs	(610)	(988)	—	—	(21,015)	(22,003)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(15,396)	—	—	(15,396)
Payout of employee portion of deferred compensation	—	—	(1,333)	—	—	(1,333)
Dividends declared	—	—	836	—	(102,931)	(102,095)
Transactions with shareholders of the Company recognized directly in equity	(13,154)	1,011	588	—	(649,260)	(647,661)
Cash flow hedges (note 10)	—	—	—	(12,722)	—	(12,722)
Net earnings	—	—	—	—	268,547	268,547
Comprehensive income	—	—	—	(12,722)	268,547	255,825
Balance, September 29, 2024	156,832	$272,224	$61,951	$928	$1,230,518	$1,565,621
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	22,735	—	—	22,735
Shares issued under employee share purchase plan	41	1,217	—	—	—	1,217
Shares issued pursuant to exercise of stock options	448	12,865	(1,861)	—	—	11,004
Shares issued or distributed pursuant to vesting of restricted share units and SARs	652	14,485	(30,146)	—	—	(15,661)
Shares repurchased for cancellation	(6,213)	(7,590)	—	—	(182,682)	(190,272)
Share repurchases for settlement of non-Treasury RSUs	(648)	(550)	—	—	(19,005)	(19,555)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	1,306	—	(101,213)	(99,907)
Transactions with shareholders of the Company recognized directly in equity	(5,720)	20,427	(5,891)	—	(302,900)	(288,364)
Cash flow hedges (note 10)	—	—	—	18,911	—	18,911
Net earnings	—	—	—	—	380,272	380,272
Comprehensive income	—	—	—	18,911	380,272	399,183
Balance, October 1, 2023	173,989	$222,756	$73,598	$28,756	$1,667,871	$1,992,981
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2024 43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Cash flows from (used in) operating activities:
Net earnings	$131,474	$127,367	$268,547	$380,272
Adjustments for:
Depreciation and amortization (note 8(a))	36,528	31,322	104,910	90,861
Non-cash restructuring (gains) costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 7)	(117)	897	(5,511)	8,007
Cash settled share-based awards in connection with outgoing executives' termination benefits	—	—	(15,396)	—
(Gain) Loss on disposal of PP&E	(22)	(46)	(24)	(25,167)
Share-based compensation	8,370	6,755	51,618	22,847
Deferred income taxes	1,896	3,450	14,911	13,389
Other (note 12(a))	4,962	(12,543)	(7,453)	(5,598)
Changes in non-cash working capital balances (note 12(c))	(4,869)	147,935	(120,726)	(177,066)
Cash flows from (used in) operating activities	178,222	305,137	290,876	307,545

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(28,350)	(41,551)	(106,052)	(168,613)
Purchase of intangible assets	(1,191)	(971)	(3,736)	(3,785)
Proceeds from sale and leaseback and other disposals of property, plant and equipment	285	2,038	452	53,311
Cash flows from (used in) investing activities	(29,256)	(40,484)	(109,336)	(119,087)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facility	(40,000)	(270,000)	194,000	(55,000)
Proceeds from term loan	300,000	—	300,000	—
Payment of notes	—	(150,000)	—	(150,000)
Proceeds from delayed draw term loan	—	300,000	—	300,000
Payment of lease obligations	(3,929)	(3,312)	(10,721)	(20,429)
Dividends paid	(32,874)	(32,668)	(102,095)	(99,907)
Proceeds from the issuance of shares	4,911	5,973	6,495	12,109
Repurchase and cancellation of shares	(371,522)	(80,183)	(540,732)	(187,905)
Share repurchases for settlement of non-Treasury RSUs	(8,140)	—	(22,003)	(19,555)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(9,401)	(283)	(17,570)	(15,661)
Cash flows from (used in) financing activities	(160,955)	(230,473)	(192,626)	(236,348)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	192	(283)	(76)	(22)
(Decrease) Increase in cash and cash equivalents during the period	(11,797)	33,897	(11,162)	(47,912)
Cash and cash equivalents, beginning of period	90,277	68,608	89,642	150,417
Cash and cash equivalents, end of period	$78,480	$102,505	$78,480	$102,505

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$25,604	$19,904	$60,036	$49,301
Income taxes, net of refunds	15,682	1,416	28,815	19,296
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2024 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended September 29, 2024
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended September 29, 2024 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2023 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 1, 2024 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on October 30, 2024.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
On January 1, 2024. the Company adopted the following new or amended accounting standards:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company’s consolidated financial statements.

QUARTERLY REPORT - Q3 2024 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates in relation to Lack of Exchangeability. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency, and in determining the exchange rate to use and the disclosures to provide when it cannot. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is evaluating the potential impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

Annual improvements to IFRS Accounting Standards
In July 2024, the IASB issued narrow amendments to IFRS Accounting Standards and accompanying guidance as part of its regular maintenance of the standards. The amended Standards are:
•IFRS 1 First-time Adoption of International Financial Reporting Standards;
•IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•IFRS 9 Financial Instruments;
•IFRS 10 Consolidated Financial Statements; and
•IAS 7 Statement of Cash Flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Annual improvements are limited to changes that either clarify the wording in an IFRS Accounting Standard or correct relatively minor unintended consequences or oversights in the Accounting Standards. They also correct minor conflicts between the requirements of the Accounting Standards. These annual improvements are not expected to have an impact on the Company's annual consolidated financial statements.

QUARTERLY REPORT - Q3 2024 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	September 29, 2024	December 31, 2023
Trade accounts receivable	$624,563	$423,663
Allowance for expected credit losses	(11,706)	(11,165)
	$612,857	$412,498

As at September 29, 2024, trade accounts receivables being serviced under a receivables purchase agreement amounted to $231.5 million (December 31, 2023 - $270.9 million). The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 17, 2025, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $4.4 million (2023 - $4.7 million) and $12.1 million (2023 - $12.6 million) for the three and nine months ended September 29, 2024, respectively, and was recorded in bank and other financial charges.

On October 1, 2024, the Company's two largest wholesale distributors combined their businesses. As at September 29, 2024, these two debtors accounted for 65% of trade accounts receivable (December 31, 2023 - 65%) and 40% of total net sales for the nine months ended September 29, 2024 (2023 - 40%).

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Allowance for expected credit losses, beginning of period	$(11,636)	$(11,170)	$(11,165)	$(15,394)
(Impairment) Reversal of impairment of trade accounts receivable	(27)	426	(841)	4,249
(Recoveries) Write-off of trade accounts receivable	(43)	22	300	423
Allowance for expected credit losses, end of period	$(11,706)	$(10,722)	$(11,706)	$(10,722)

5. INVENTORIES:

	September 29, 2024	December 31, 2023
Raw materials and spare parts inventories	$173,373	$165,527
Work in progress	74,551	57,938
Finished goods	848,793	865,976
	$1,096,717	$1,089,441

QUARTERLY REPORT - Q3 2024 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		September 29, 2024	December 31, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.7%	$429,000	$235,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.7%	300,000	300,000	June 2026
Term loan, interest at variable U.S. interest rate, payable monthly(5)	6.8%	300,000	—	August 2029
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	2.9%	50,000	50,000	August 2026
		$1,179,000	$685,000
Current portion of long-term debt
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)(8)	7.0%	300,000	300,000	May 2025
		$300,000	$300,000
Long-term debt (including current portion)		$1,479,000	$985,000
(1)Represents the annualized effective interest rate for the nine months ended September 29, 2024, including the cash impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $14.0 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement).
(6)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(7)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(8)On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million DDTL with a one-year maturity from the effective date. On May 16, 2024, the Company extended the term of the DDTL to May 26, 2025. All other terms of the agreement remained unchanged.

On August 30, 2024, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR is based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

The Company was in compliance with all financial covenants at September 29, 2024.

QUARTERLY REPORT - Q3 2024 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
7. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERY):

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Employee termination and benefit costs	$—	$(138)	$—	$15,693
Exit, relocation and other costs	1,173	1,294	4,401	11,197
Net (gain) loss on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	(116)	850	(5,439)	7,960
Restructuring and acquisition-related costs (recovery)	$1,057	$2,006	$(1,038)	$34,850

Restructuring and acquisition-related recoveries for the nine months ended September 29, 2024 related to the following: $5.4 million in gains on disposals primarily relating to the sublease of a closed distribution facility in the western United States, partially offset by costs of $4.4 million mainly related to the completion of previously initiated restructuring activities. Restructuring and acquisition-related costs for the nine months ended October 1, 2023 related to the following: $29.5 million primarily for the consolidation and closure of manufacturing facilities in Central America, $3.9 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $1.5 million mainly related to the completion of previously initiated restructuring activities.

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Depreciation of property, plant and equipment	$26,856	$25,516	$82,928	$75,142
Depreciation of right-of-use assets	3,126	3,216	10,460	9,890
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	3,425	(901)	1,401	(4,549)
Amortization of intangible assets, excluding computer software	1,924	2,068	6,181	6,206
Amortization of computer software	1,197	1,423	3,940	4,172
Depreciation and amortization included in net earnings	$36,528	$31,322	$104,910	$90,861

Included in property, plant and equipment as at September 29, 2024 is $60.0 million (December 31, 2023 - $185.3 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at September 29, 2024 is $3.9 million (December 31, 2023 - $1.2 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at September 29, 2024, the Company has approximately $66.5 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

QUARTERLY REPORT - Q3 2024 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(b) Financial expenses, net:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Interest expense on financial liabilities recorded at amortized cost(1)	$23,032	$13,363	$57,119	$39,440
Bank and other financial charges	5,743	5,857	16,556	16,118
Interest accretion on discounted lease obligations	1,246	845	3,483	2,433
Interest accretion on discounted provisions	108	740	321	845
Foreign exchange loss (gain)	88	(57)	(264)	(405)
Financial expenses, net	$30,217	$20,748	$77,215	$58,431
(1) Net of capitalized borrowing costs of nil (2023 - $3.0 million) and nil (2023 - $5.0 million) respectively, for the three and nine months ended September 29, 2024.

(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.4 million (2023 - $0.6 million) and $1.0 million (2023 - $1.2 million) respectively, for the three and nine months ended September 29, 2024, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at September 29, 2024, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.2 million (December 31, 2023 - $0.3 million).

As at September 29, 2024, the Company has a commitment of $0.3 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2024.

Included in selling, general and administrative expenses (SG&A), for the three and nine months ended September 29, 2024, are the following related party transactions:

–Nil and $21.6 million, respectively, of severance and other termination benefits to outgoing executives (see note 8(f)). The cash payouts in the second quarter of 2024 for the severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. As at September 29, 2024, the amount in accounts payable and accrued liabilities related to these charges was nil.
–Nil and $9.4 million, respectively, in accrued expenses relating to the approved reimbursement of legal and other advisory expenses incurred by Browning West (one of the Company's shareholders which has a partner serving on the Company’s Board of Directors since May 23, 2024). The approved reimbursement relates to expenses incurred by Browning West relating to the proxy contest which arose following the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy, and his subsequent reinstatement as President and Chief Executive Officer on May 24, 2024. As at September 29, 2024, the amount in accounts payable and accrued liabilities related to these charges was nil.
–Refer to note 8(f) for compensation expenses relating to Mr. Chamandy’s reinstatement as President and CEO, as well incremental costs relating to the previous Board and refreshed Board, and note 8(j) regarding a share-based award approved for Mr. Chamandy in the second quarter.

QUARTERLY REPORT - Q3 2024 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	September 29, 2024	December 31, 2023
Current	$16,744	$14,161
Non-current	89,657	83,900
	$106,401	$98,061

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at September 29, 2024:

September 29, 2024
Less than one year	$25,148
One to five years	72,262
More than five years	43,564
$140,974

For the three and nine months ended September 29, 2024, the total cash outflow for recognized lease obligations (including interest) was $5.2 million and $14.2 million (2023 - $4.2 million and $22.9 million) respectively, of which $3.9 million and $10.7 million (2023 - $3.3 million and $20.4 million) respectively, was included as part of cash outflows used in financing activities. The decrease in cash outflow is largely due to the termination of a lease in 2023.

(e) Sale and leaseback:
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represent the fair value of the distribution centre, were recognized in the condensed interim consolidated statement of cash flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million at inception. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

QUARTERLY REPORT - Q3 2024 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(f) Costs relating to proxy contest and leadership changes and related matters
During the three and nine months ended September 29, 2024, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $5.5 million and $82.3 million (2023 - nil and nil), respectively, consisting of the following:

•Advisory fees on shareholder matters of $2.5 million and $35.8 million, respectively;
•Severance and other termination benefits of nil and $21.6 million, respectively, to outgoing executives (Mr. Tyra and Mr. Bajaj) following the conclusion of the proxy contest in May 2024 which includes an expense of $12.3 million resulting from the accelerated vesting of RSU awards;
•Compensation expenses relating to Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer of nil and $8.9 million, respectively. The expense includes nil and $1.7 million, respectively, for short-term incentive plan benefits, as well as nil and $17.0 million, respectively, in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023), partially offset by the reversal of nil and $9.8 million, respectively, in severance benefits which had been accrued in the fourth quarter of 2023;
•Incremental costs relating to the previous Board and refreshed Board of $1.4 million and $8.8 million, respectively. These charges include nil and $4.8 million, respectively, for a Directors and Officers run-off insurance policy, $0.2 million and $0.6 million, respectively, for special board meeting fee payments, and $1.2 million and $3.4 million, respectively, for the increase in value of the deferred share units (DSU) liability;
•Stock-based compensation relating to special retention awards of $1.6 million and $4.2 million, respectively. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024; and
•Advisory, legal and other expenses of nil and $3.0 million, respectively, with respect to the announced review process initiated by the previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.

(g) Net insurance gains
During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income.

(h) Government assistance:
For the three and nine months ended September 29, 2024 the Company recognized $3.3 million and $12.2 million (2023 - $4.5 million and $14.5 million), respectively, in cost of sales in the condensed interim consolidated statement of earnings and comprehensive income relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. For the three and nine months ended September 29, 2024 the Company recognized $6.8 million and $24.0 million (2023 - nil and nil), respectively, for this jobs credit, as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income, which was applied as a reduction to income taxes payable. The jobs credit was effective retroactively to January 1, 2024.

QUARTERLY REPORT - Q3 2024 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(i) Share repurchases:
On June 20, 2024, Canada’s Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax which is based on the shares repurchased for cancellation under the Company’s normal course issuer bid (NCIB) program during the nine months ended September 29, 2024. The tax cost for the first nine months of fiscal 2024 was $10.6 million and has been recorded as a charge to retained earnings. This amount is included accounts payable and accrued liabilities in the statement of financial position as at September 29, 2024, as the amount is only payable in 2025.

(j) Stock-based compensation:
Changes in non-Treasury restricted share units (RSUs) during the first nine months of fiscal 2024:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, December 31, 2023	1,516	$33.26
Changes in outstanding non-Treasury RSUs:
Granted(1)	787	40.53
Additional units for vested performance conditions	485	30.73
Granted for dividends declared	20	40.06
Settled - common shares	(647)	30.49
Settled - payment of withholding taxes	(380)	30.49
Forfeited	(32)	35.13
Settled in cash for outgoing executives	(82)	35.10
Reinstated awards for President & CEO	439	37.92
Non-Treasury RSUs outstanding, September 29, 2024	2,106	$37.69
(1) Includes 291,804 RSUs granted to three executive officers of the Company, under the Company’s annual long-term incentive program (LTIP) and for special retention awards, as well as 211,659 RSUs granted to Mr. Chamandy on June 28, 2024, under the Company’s annual LTIP program, with a total grant date fair value of $8.7 million.

The compensation cost related to the Company’s share-based awards included in operating income for the three and nine months ended September 29, 2024 was an expense of $8.4 million and $51.6 million respectively (2023 - $6.8 million and $22.8 million respectively), which primarily relates to non-Treasury RSUs awarded annually to eligible employees under the Company’s long-term incentive program. The increase in the expense compared to last year is mainly due to the accelerated vesting of non-Treasury RSU awards for outgoing executives Mr. Tyra and Mr. Bajaj (which impacted the expense for nine months ended September 29, 2024 by $12.3 million as described in notes 8(c) and 8(f) to these financial statements), and the impact of Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer which included the reinstatement of share-based awards which had been canceled by the previous Board of Directors in the fourth quarter of 2023 (resulting in a past service expense of nil and $17.0 million for the three and nine months ended September 29, 2024 as described in note 8(f) to these financial statements). The accelerated expense for the two outgoing executives includes amounts relating to share-based awards with a total value of approximately $12 million, which were approved during the first quarter of fiscal 2024 but for which the number of RSUs had not been established due to the Company being in a trading blackout. These awards were fully paid out in the second quarter of fiscal 2024 to the outgoing executives at the approved value, before the number of RSUs relating thereto was established, and therefore do not appear in the RSU table above.

QUARTERLY REPORT - Q3 2024 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	September 29, 2024	December 31, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	$78,480	$89,642
Trade accounts receivable	612,857	412,498
Financial assets included in prepaid expenses, deposits and other current assets	42,864	45,136
Long-term non-trade receivables included in other non-current assets	27,650	12,863
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	10,935	15,797
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$470,150	$403,534
Long-term debt - bearing interest at variable rates	1,379,000	885,000
Long-term debt - bearing interest at fixed rates(2)	100,000	100,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	9,629	4,760
(1) Accounts payable and accrued liabilities include $12.7 million (December 31, 2023 - $12.5 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $49.0 million (December 31, 2023 - $49.0 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $99.4 million as at September 29, 2024 (December 31, 2023 - $98.6 million).

QUARTERLY REPORT - Q3 2024 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2024 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(1,946)	$927	$(429)	$(2,082)
Commodity price risk	278	13,204	(2,503)	22,135
Interest rate risk	(6,427)	1,748	(2,460)	5,184
Income taxes	19	(9)	4	21
Amounts reclassified from OCI to inventory, related to commodity price risk	1,594	(3,909)	(5,479)	(5,640)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(204)	1,409	(166)	2,602
Cost of sales	—	146	—	58
Selling, general and administrative expenses	125	(42)	96	1,053
Financial expenses, net	2,171	(1,384)	(1,776)	(4,360)
Income taxes	(3)	(26)	(9)	(60)
Other comprehensive income (loss)	$(4,393)	$12,064	$(12,722)	$18,911

As at September 29, 2024, accumulated other comprehensive income of $0.9 million consisted of net deferred gains on interest rate swap contracts of $4.9 million, and net deferred losses on forward foreign exchange contracts of $0.7 million and net deferred losses on commodity forward, option, and swap contracts of $3.3 million. Approximately $1.2 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2024 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Net earnings - basic and diluted	$131,474	$127,367	$268,547	$380,272
Basic earnings per share:
Basic weighted average number of common shares outstanding	160,862	175,087	165,912	177,418
Basic earnings per share	$0.82	$0.73	$1.62	$2.14
Diluted earnings per share:
Basic weighted average number of common shares outstanding	160,862	175,087	165,912	177,418
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	165	261	144	285
Diluted weighted average number of common shares outstanding	161,027	175,348	166,056	177,703
Diluted earnings per share	$0.82	$0.73	$1.62	$2.14

Excluded from the above calculation for the three months ended September 29, 2024 are nil stock options (2023 - 1,132,737) and nil Treasury RSUs (2023 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended September 29, 2024 are nil stock options (2023 - 1,132,737) and nil treasury RSUs (2023 - nil) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Unrealized net (loss) gain on foreign exchange and financial derivatives	$(137)	$448	$(641)	$(103)
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	2,952	(523)	(2,810)	9,526
Other non-current assets	(471)	(3,658)	(5,271)	(10,101)
Other non-current liabilities	2,618	(8,810)	1,269	(4,920)
	$4,962	$(12,543)	$(7,453)	$(5,598)

QUARTERLY REPORT - Q3 2024 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Shares repurchased for cancellation included in accounts payable and accrued liabilities	286	(200)	(3,984)	2,367
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(1,848)	258	(258)	(7,616)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(27)	(53)	(133)	(366)
Additions to right-of-use assets included in lease obligations	752	5,652	17,277	9,975
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	7,246	—	10,629	—
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	7,021	1,071	17,451	16,346
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units	(2,384)	—	(2,384)	—
Amounts payable relating to non-Treasury RSUs to be settled in cash included in accounts payable and accrued liabilities	—	—	2,384	—
Deferred compensation credited to contributed surplus	—	—	1,333	(2,075)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	426	438	836	1,306

(c) Changes in non-cash working capital balances:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Trade accounts receivable	$(12,472)	$74,342	$(200,822)	$(200,288)
Income taxes	6,612	2,041	25,733	(6,592)
Inventories	10,288	89,437	(8,677)	92,323
Prepaid expenses, deposits and other current assets	(14,491)	(7,772)	2,906	(8,673)
Accounts payable and accrued liabilities	5,194	(10,113)	60,134	(53,836)
	$(4,869)	$147,935	$(120,726)	$(177,066)

QUARTERLY REPORT - Q3 2024 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Activewear	$788,301	$744,433	$2,116,936	$2,023,991
Hosiery and underwear	102,805	125,468	332,134	389,211
	$891,106	$869,901	$2,449,070	$2,413,202

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
United States	$798,721	$787,686	$2,180,431	$2,158,649
Canada	28,240	28,948	81,066	82,729
International	64,145	53,267	187,573	171,824
	$891,106	$869,901	$2,449,070	$2,413,202

QUARTERLY REPORT - Q3 2024 59

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. INCOME TAXES:

	Three months ended		Nine months ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Income tax expense:
Tax expense excluding impact of Global Minimum Tax ("GMT") and other items below	$7,380	$6,903	$18,561	$16,500
Impact of GMT	24,219	—	63,269	—
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	—	11,510	—
Tax charge on 2023 gain on sale and leaseback of distribution facility and insurance gains	—	—	—	10,503
Tax (recovery) expense on restructuring and acquisition related (recovery) costs	(345)	—	155	—
Total income tax expense	$31,254	$6,903	$93,495	$27,003

Earnings before income taxes	$162,728	$134,270	$362,042	$407,275
Average effective income tax rate	19.2%	5.1%	25.8%	6.6%

The increase in the income tax expense and effective tax rate for the three and nine months ended September 29, 2024, compared to the same period last year, is mainly due to the implementation of Global Minimum Tax and related initiatives in Canada and Barbados, more specifically as follows:

–During the second quarter of fiscal 2024, the Government of Barbados increased the corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. For the three and nine months ended September 29, 2024, the Company recognized an income tax expense of $13.5 million and $36.3 million, respectively, related to the impact of the Barbados corporate tax rate increase on the Company’s earnings in Barbados, and a deferred income tax expense of $11.5 million related to the impact of the tax rate increase on the remeasurement of deferred tax assets and liabilities in Barbados.
–During the second quarter of fiscal 2024, the Company became subject to the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024, as a result of the enactment of the Global Minimum Tax Act in Canada. For the three and nine months ended September 29, 2024, the Company recognized a current tax expense of $10.7 million and $26.9 million, respectively, related to the top-up tax on the Company’s earnings in Barbados, resulting in an effective tax rate of 15% in Barbados. The top-up tax is levied on the Company’s subsidiaries in Barbados under Barbados’ domestic top-up tax legislation.

The Company previously disclosed in its 2023 Annual Financial Statements that if Pillar Two legislation would have applied in 2023, the Company’s average effective tax rate would have been approximately 18% in 2023. However, for the nine months ended September 29, 2024, the Company’s effective tax rate was 25.8%, significantly higher than the proforma 2023 effective rate of 18%, due mainly to the impact of $82.3 million of charges incurred in Canada relating to the proxy contest, leadership changes and other matters, which are not expected to result in any tax benefit in Canada. In addition, the $11.5 million deferred income tax charge (relating to the remeasurement of deferred tax assets and liabilities) also increased the effective tax rate for the first nine months of fiscal 2024.

QUARTERLY REPORT - Q3 2024 60